KRAMER LEVIN NAFTALIS & FRANKEL LLP

Abbe L. Dienstag
Partner
Tel:  212 715-9280
Fax:  212 715-8280

                         February 25, 2011
VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F. Street, NE
Washington, DC 20549-3628
Attn:      Maryse Mills-Apenteng, Special Counsel

Re:	Answers Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on February 17, 2011
File No. 001-32255

Dear Ms. Mills-Apenteng:

On behalf of Answers Corporation, we provide the Company’s responses to the letter dated February 24, 2011 setting forth the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission relating to the above referenced Preliminary Proxy Statement.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.

Opinion of the Financial Advisor to the Answers.com Board of Directors

Miscellaneous, page 40

1.
You disclose that you agreed to pay UBS for its financial advisory services in connection with the merger an aggregate fee currently estimated to be approximately $2.3 million, a “significant portion” of which is contingent upon consummation of the merger. Please disclose more specifically the portion of the financial advisory services fee that is contingent upon consummation of the merger.

The disclosure has been revised in response to this comment as follows, to disclose the non-contingent and contingent portions of the UBS fee:

1177 Avenue of the Americas     New York NY 10036-2714     Phone 212.715.9100    Fax 212.715.8000    www.kramerlevin.com

also at 47 Avenue Hoche    75008 Paris France

Securities and Exchange Commission
February 25, 2011

“Under the terms of UBS’ engagement, Answers.com agreed to pay UBS for its financial advisory services in connection with the merger an aggregate fee currently estimated to be approximately $2.3 million, $650,000 of which was payable in connection with UBS’ opinion and the remainder of which is contingent upon consummation of the merger.”

2.
You disclose that you selected UBS as your financial advisor in connection with the merger due, in part, to UBS’ familiarity with Answers.com and its business. Please revise your disclosure to more specifically describe UBS’ familiarity with you and your business.

The disclosure has been revised in response to this comment as follows, to clarify that UBS’ familiarity is with the Company’s industry generally and not the Company specifically:

“Answers.com selected UBS as its financial advisor in connection with the merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and because of UBS’ general familiarity with companies in the Internet digital medial industry.”

*  *  *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 715-9280 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Abbe L. Dienstag
Abbe L. Dienstag

cc:	Caleb A. Chill, Esq.
Vice President, General Counsel and Corporate Secretary
Answers Corporation

1177 Avenue of the Americas     New York NY 10036-2714     Phone 212.715.9100    Fax 212.715.8000    www.kramerlevin.com

also at 47 Avenue Hoche    75008 Paris France